EXHIBIT 99.2

FIRST QUARTER 2015 FINANCIAL RESULTS

General

UMeWorld (the “Company”) is an internet technology company with a focus on the education market in China. UMeWorld was incorporated in August 8, 1997 in Delaware under its prior name AlphaRx Inc. The Company was redomiciled to BVI and continued as a BVI registered company in January 7, 2013. On March 8, 2013, AlphaRx Inc. changed its name to UMeWorld Limited.

Overview of Results of Operations

Three Months Ended	Dec 31 2014 $	Sep 30 2014 $	Jun 30 2014 $	Mar 31 2014 $	Dec 31 2013 $	Sep 30 2013 $	Jun 30 2013 $	Mar 31 2013 $
Net Sales	0	0	0	0	0	210,000	90,000	90,000
Net Income (Loss)	(212,937)	(369,110)	(2,933,595)	(336,871)	(232,386)	(19,211,385)	(652,464)	(20,257)
Net Income (Loss) per Share	(0.0024)	(0.0041)	(0.0329)	(0.0038)	0.0026	(0.2157)	(0.0074)	(0.0003)

Revenues

Total revenues for the three-month period ended December 31, 2014 were $0 as compared to $0 generated for the same period a year ago. The Company has not yet generated any revenue from its digital platforms.

General and Administrative Expenses

General and Administrative expenses consist primarily of personnel costs related to general management functions, finance, office overheads, as well as insurance costs and professional fees related to legal, audit and tax matters.  General and Administrative expenses were $163,672 for the three months period ended December 31, 2014 as compared to $218,155 incurred for the same period a year ago, a decrease of $54,483.

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Net Gain/(Loss) from Operations

The Company incurred a net loss of $212,937 for the three month period ended December 31, 2014 as compared to a net gain of $228,222 incurred for the same period a year ago.

Interest Expense

Interest expense for the three months ended December 31, 2014 was $28,144 as compared to interest expense of $22,387 generated during the same period a year ago.

Liquidity and capital resources

As at December 31, 2014 the Company had a working capital deficiency of $208,581 as compared to a working capital of $480,655 as at December 31, 2013.

Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

We currently do not have sufficient resources to carry out our entire business strategy. Therefore, we will need to raise additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to our existing stockholders, and debt financing, if available, may involve restrictive covenants on our business and also the issuance of warrants or conversion features which may further dilute our existing stockholders.

We expect to continue to spend capital on:

1.	marketing and brand promotion of UMeLook; and
2.	development, sales and marketing activities related to UMFun, our digital education platform.

The inability to raise capital would have a material adverse effect on the Company.

Internal control over financial reporting

During the three-month period ended December 31, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.